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(TRIANGLE BANCORP LOGO)                                          P.O. Box 31828
                                                   Raleigh, North Carolina 27622
                                                            4300 Glenwood Avenue
                                                   Raleigh, North Carolina 27612
                                                        Telephone (919) 881-0455
                                                              FAX (919) 781-6042


January 8, 1998

Securities and Exchange Commission
Washington, DC

To Whom It May Concern:

This letter will serve as the agreement of Triangle Bancorp, Inc. ("Company") to provide to the Securities and Exchange Commission ("Commission") a copy of the Junior Subordinated Indenture dated as of June 3, 1997, between the Company and Bankers Trust Company. This letter of agreement is being provided pursuant to the requirements of Item 601 (b) (4) (ii) of Regulation S-K.

On May 23, 1997, the Company created Triangle Capital Trust ("Trust"), a statutory business trust created under the laws of the State of Delaware, as a wholly-owned subsidiary. The Trust exists for the sole purpose of issuing common and preferred securities and investing the proceeds thereof in 9.375% junior subordinated deferrable interest debentures ("Debentures") issued by the Company. The Debentures mature on June 1, 2027. On June 3, 1997, the Trust sold and issued $619,000 in common securities to the Company and $19,950,000 in preferred securities to eight qualified institutional buyers. The common and preferred securities of the Trust are collectively referred to as the "Capital Securities".

Holders of the Capital Securities are entitled to receive preferential cumulative cash distributions accumulating from the date of original issuance and payable semi-annually in arrears on the first day of June and December of each year, commencing December 1, 1997, at an annual rate equal to 9.375%. The distribution rate and the distribution payment dates and other payment dates for the Capital Securities correspond to the interest rate and interest payment dates and other payment dates on the Debentures, which are the sole assets of the Trust.

The Company, through the Amended and Restated Trust Agreement dated June 3, 1997 among the Company, Bankers Trust (Delaware) and Bankers Trust Company ("Trust Agreement"), the Guarantee dated June 3, 1997 of the Company, the Debentures and the Junior Subordinated Indenture dated as of June 3, 1997 between the Company and Bankers Trust Company ("Indenture"), will guarantee all the Trust's obligations under the Capital Securities as provided in the Guarantee, the Trust Agreement, the Debentures and the Indenture.

As of September 30, 1997, the Company had assets of approximately $1.5 billion. The Capital Securities represent approximately $20.4 million which therefore is only approximately 1.4% of the Company's assets.


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Securities and Exchange Commission
January 8, 1998
Page 2


The Capital Securities were issued in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended. In November 1997, the preferred securities comprising the Capital Securities were registered under the Securities Act of 1933, as amended, and in December 1997 all but $1,000,000 in such preferred securities were exchanged by the holders thereof for registered securities.

The Company hereby agrees to provide a copy of the Indenture, the Guarantee, the Debentures and the Trust Agreement to the Commission upon request.

TRIANGLE BANCORP, INC.

By:      /s/ Alexander M. Donaldson
         _____________________________
         Alexander M. Donaldson
         Senior Vice President and General Counsel